U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                  SEC File No:
                       NOTIFICATION OF LATE FILING 0-12968

                               Form 10-K or 10-KSB

                       For Period Ended December 31, 1996


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  Not applicable. The filing relates to the entire Form 10KSB.

Part I--Registrant Information

            Full Name of Registrant: INMEDICA DEVELOPMENT CORPORATION

                     Address of Principal Executive Office:
                          60 South 600 East, Suite 150

              City, State and Zip Code: Salt Lake City, Utah 84102


Part II--Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III--Narrative

         State below in reasonable detail the reasons why Form 10-K or 10-KSB or portion thereof could not be filed within the prescribed time period.

         The reason the report could not be timely filed is that the Company was advised shortly before completing the report that certain data computations were necessary for financial footnote disclosure not previously required in the report. The Company was unable to complete the data computations in time for filing of the report.

Part IV--Other Information

         (1)      The person to contact in regard to this notification is:

               Scott R. Jenkins               (801)531-8300

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).          [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                     [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

     Recognized revenues for the year are expected to be approximately $725,000 compared to $693,440 for the 1995 year, due to increased royalty revenues. The Company's general and administrative expenses for the 1996 year are expected to be approximately $140,000 greater than those for the prior year, due to option expense and increased administrative expense incident to a dispute with a former officer of the Company. Research and development expenses are expected to be approximately $150,000 for the current year as compared to research and development expenditures during the prior year of about $203,000. The higher figure in the 1995 fiscal year was due to the purchase of certain hematocrit technology in 1995. In spite of increased general and administrative expenses in 1996, net income for the 1996 year is expected to be about $160,000 as compared to $133,803 (before extraordinary gain) in 1995.

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                        INMEDICA DEVELOPMENT CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 28, 1997  By:/s/Richard Bruggeman
                             Richard Bruggeman, Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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